Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad



This closed-end fund has a 7%[1] distribution rate, with an expected quarterly distribution schedule.




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Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by YieldStreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states at this time. No subscription for the sale of shares will be accepted from any person resident or located in Nebraska or North Dakota at this time.

1 Reflects the initial quarterly distribution declared by the Fund's Board of directors on February 6, 2020, which was paid to stockholders of record as of June 10, 2020 and is based on the initial offering price of $10 per share. The Fund's Board declared a distribution to stockholders in the amount of $0.1750 per share to be paid on December 17, 2020 to stockholders of record as of December 9, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

2The weighted average yield was determined by computing the average yield on the Fund's investment portfolio, excluding cash and cash equivalents, weighted for the size of each portfolio